Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 4 DATED DECEMBER 21, 2012
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 1 dated November 20, 2012, Supplement No. 2 dated December 4, 2012 and Supplement No. 3 dated December 12, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments and placement of debt on real property investments; and
(3)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of December 17, 2012, we had accepted investors’ subscriptions for, and issued, approximately 27.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $275.1 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of December 17, 2012, our investment portfolio consisted of 70 properties located in 26 states, consisting of approximately 1.9 million gross rentable square feet of commercial space. We acquired six properties between December 7, 2012 and December 17, 2012, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant(s)	Feet (1)	Purchase Price
Kohl’s – Cedar Falls, IA	Department Store	1	Kohl’s Department Stores, Inc.	86,584	$8,050,000
Big Lots – Waco, TX	Discount Store	1	PNS Stores, Inc.	28,526	2,600,000
Costco – Tallahassee, FL	Warehouse Club	1	Costco Wholesale Corporation	150,896	9,710,000
Wal-Mart – Tallahassee, FL	Discount Store	1	Wal-Mart Stores East, LP	196,812	15,390,000
Golden Corral – Houston, TX	Restaurant	1	Golden Corral Corporation	14,284	3,944,000
Old Navy & PetSmart – Reynoldsburg, OH	Apparel/Pet Supply	2	Old Navy, LLC/PetSmart, Inc.	28,970	6,050,286
				506,072	$45,744,286

(1)	Includes square feet of buildings that are on land subject to ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of December 17, 2012, we, through separate wholly–owned limited liability companies and limited partnerships, owned 70 properties located in 26 states, consisting of approximately 1.9 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our $250.0 million Credit Facility. We acquired six properties between December 7, 2012 and December 17, 2012, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Kohl’s – Cedar Falls, IA	December 7, 2012	2001	$8,050,000	$161,000	7.29%	7.29%	100%
Big Lots – Waco, TX	December 10, 2012	2012	2,600,000	52,000	7.68%	7.95%	100%
Costco – Tallahassee, FL	December 11, 2012	2008	9,710,000	194,200	6.20%	6.20%	100%
Wal-Mart – Tallahassee, FL	December 11, 2012	2008	15,390,000	307,800	6.20%	6.20%	100%
Golden Corral – Houston, TX	December 12, 2012	2012	3,944,000	78,880	8.00%	8.57%	100%
Old Navy & PetSmart – Reynoldsburg, OH	December 14, 2012	2012	6,050,286	121,006	7.47%	7.68%	100%
			$45,744,286	$914,886

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income, adjusted for any rent incentives, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield.
Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in–place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long–term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

		Total		% of Total		Current		Base Rent
		Square		Rentable	Renewal	Annual		per
		Feet		Square	Options	Base		Square
Property	Major Tenants (1)	Leased		Feet	(2)	Rent		Foot	Lease Term (3)
Kohl’s – Cedar Falls, IA	Kohl’s Department Stores, Inc.	86,584		100%	5/5 yr.	$587,040		$6.78	12/7/2012	-	1/31/2022
Big Lots – Waco, TX	PNS Stores,	28,526		100%	2/5 yr.	199,682	(4)	7.00	12/10/2012	-	1/31/2017
	Inc.					219,650		7.70	2/1/2017		1/31/2022
Costco – Tallahassee, FL	Costco Wholesale Corporation	—	(5)	100%	5/5 yr.	602,000		1.11	12/11/2012	-	4/30/2033
Wal-Mart – Tallahassee, FL	Wal-Mart Stores East, LP	—	(5)	100%	16/5 yr.	954,000		1.16	12/11/2012	-	9/6/2027
Golden Corral – Houston,	Golden Corral	14,284		100%	4/5 yr.	315,520		22.09	12/12/2012	-	12/31/2017
TX	Corporation					331,296		23.19	1/1/2018	-	12/31/2022
						347,861		24.35	1/1/2023		12/31/2027
Old Navy & PetSmart –	Old Navy, LLC	15,112		52%	3/5 yr.	219,124		14.50	12/14/2012	-	10/31/2017
Reynoldsburg, OH						230,458		15.25	11/1/2017	-	10/31/2022
	PetSmart, Inc.	13,858		48%	5/5 yr.	232,814		16.80	12/14/2012	-	9/30/2017
						246,672		17.80	10/1/2017	-	9/30/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants are generally required to pay substantially all operating expenses in addition to base rent.
(4)	Lease term beginning December 10, 2012 through April 18, 2013 includes an adjustment for a rent incentive received on the purchase date.
(5)	Subject to a ground lease.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of December 17, 2012 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	1	3,900	42,900	* %
2016	1	1,200	20,644	* %
2017	3	5,700	117,692	* %
2018	—	—	—	—%
2019	1	10,018	315,567	1%
2020	1	44,925	889,515	3%
2021	8	13,159	607,628	2%
2022	8	218,913	2,417,571	8%
Thereafter	68	1,571,606	26,448,811	86%
	91	1,869,421	$30,860,328	100%

* Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the six properties described in this prospectus supplement is approximately $16.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40–year recovery period, land improvements over a 20–year recovery period and furnishings and equipment over a 12–year recovery period using a straight–line method and a mid–month convention. The preliminary depreciable basis in these six properties is estimated, as of December 17, 2012, as follows:

Wholly–owned Property	Depreciable Tax Basis
Kohl’s – Cedar Falls, IA	$6,601,000
Big Lots – Waco, TX	2,132,000
Costco – Tallahassee, FL	—	(1)
Wal-Mart – Tallahassee, FL	—	(1)
Golden Corral – Houston, TX	3,234,080
Old Navy & PetSmart – Reynoldsburg, OH	4,961,235
	$16,928,315

(1)	Depreciable basis excludes any ground leases.

We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Placement of Debt on a Real Property Investment
Bridge Facility
On December 14, 2012, our operating partnership, CCPT IV OP, entered into an unsecured bridge facility (the Bridge Facility) providing for up to $75.0 million of borrowings pursuant to a credit agreement (the Bridge Credit Agreement) with J.P. Morgan Securities LLC, as lead arranger and sole book manager, JPMorgan Chase as administrative agent and syndication agent, and other lending institutions that may become parties to the Bridge Credit Agreement.
The Bridge Facility allows CCPT IV OP to borrow up to $75.0 million in revolving loans (the Bridge Revolving Loans), with the maximum amount outstanding not to exceed the lesser of (a) 50% of the aggregate value allocated to each qualified unencumbered property comprising the borrowing base and (b) the aggregate morgageability of each qualified unencumbered property, as defined in the Bridge Credit Agreement, comprising the borrowing base (the Bridge Borrowing Base). Up to 15% of the total amount available may be used for issuing letters of credit and up to $15.0 million may be used for issuing swing line loans (the Swing Line Loans). The Bridge Facility matures on June 14, 2013.
The Bridge Revolving Loans will bear interest at rates depending upon the type of loan specified by CCPT IV OP. For a Eurodollar rate loan, as defined in the Bridge Credit Agreement, the interest rate will be equal to the one-month LIBOR for the interest period multiplied by the statutory reserve rate, as defined in the Bridge Credit Agreement (the Adjusted LIBO Rate), plus 2.75%. For base rate committed loans, the interest rate will be a per annum amount equal to the greater of (a) JPMorgan Chase’s Prime Rate (b) the Federal Funds Effective Rate plus 0.50%; or (c) the Adjusted LIBO Rate plus 1.0% (the Base Rate) plus 1.75%. The Swing Line Loans will bear interest at a rate equal to the Base Rate plus 2.75%.
CCPT IV OP has the right to prepay the Eurodollar rate loans and base rate committed loans, in whole or in part, without premium or penalty provided that (i) prior written notice is received by the administrative agent; (ii) any prepayment of Eurodollar Rate loans must be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and (iii) any prepayment of Base Rate committed loans must be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof, or in each case, if less, the entire principal amount then outstanding. CCPT IV OP also has the right to prepay the Swing Line Loans, in whole or part, without premium or penalty provided that (i) prior written notice is received by the lender and administrative agent and (ii) any such prepayment shall be in a minimum principal amount of $100,000.
The Bridge Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout requirements. The Bridge Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Upon the occurrence of any event of default, the base rate committed loans and Swing Line Loans will bear interest payable at an interest rate equal to the Base Rate plus 3.75% per annum and the Eurodollar rate loans will bear interest payable at an interest rate equal to 2.0% per annum above the interest rate that would otherwise be applicable at the time, until such default is cured. Similarly, the letter of credit fees described above will be increased to a rate of 4.75% above the letter of credit fee that would otherwise be applicable at that time.
As of December 17, 2012, the Bridge Borrowing Base under the Bridge Facility based on the underlying collateral pool for qualified unencumbered properties was approximately $40.8 million.

Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
National Tire & Battery – Cedar Hills, TX (2)	December 2012	$2,624,000	$52,480
Dick’s – Oklahoma City, OK	December 2012	12,100,000	242,000
Dollar General – Independence, MO (2)	December 2012	1,368,151	27,363
Dollar General – Lubbock, TX (2)	December 2012	1,229,863	24,597
Dollar General – Rayne, LA (2)	December 2012	1,157,589	23,152
Dollar General – Conroe, TX (2)	December 2012	1,249,973	24,999
Dollar General – Houston, TX (2)	December 2012	1,600,767	32,015
Hickory Flat Commons – Canton, GA (2)	December 2012	19,000,000	380,000
Dollar General – Huntsville, AL (2)	December 2012	1,253,906	25,078
Dollar General – Various (2), (3)	December 2012	4,604,406	92,088
Dick’s – Oklahoma City (SW 3rd), OK	December 2012	8,972,306	179,446
Home Depot – North Canton, OH	December 2012	14,450,000	289,000
Big Lots – San Angelo, TX (2)	December 2012	3,300,000	66,000
Spinx – Simpsonville, SC	December 2012	2,000,000	40,000
Wallace Commons – Salisbury, NC	December 2012	12,000,000	240,000
National Tire & Battery – Montgomery, IL	December 2012	3,421,000	68,420
Walgreens – Danville, VA	December 2012	5,890,625	117,813
Fairview Village – Cary, NC	December 2012	7,250,000	145,000
		$103,472,586	$2,069,451

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		This potential property was previously disclosed in Supplement No. 3 dated December 12, 2012.
(3)		The Dollar General portfolio consists of four single-tenant properties located in Alabama.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
National Tire & Battery – Cedar Hills, TX	1	NTW, LLC	6,912	100%
Dick’s – Oklahoma City, OK	1	Dick’s Sporting Goods, Inc.	60,500	100%
Dollar General – Independence, MO	1	Dolgencorp, LLC	9,100	100%
Dollar General – Lubbock, TX	1	Dolgencorp of Texas, Inc.	9,026	100%
Dollar General – Rayne, LA	1	Dolgencorp, LLC	9,026	100%
Dollar General – Conroe, TX	1	Dolgencorp of Texas, Inc.	9,026	100%
Dollar General – Houston, TX	1	Dolgencorp of Texas, Inc.	9,026	100%
Hickory Flat Commons – Canton, GA	16	Various	114,751	96%
Dollar General – Huntsville, AL	1	Dolgencorp, LLC	9,026	100%
Dollar General – Various (1)	4	Dolgencorp, LLC	36,104	100%
Dick’s – Oklahoma City (SW 3rd), OK	1	Dick’s Sporting Goods, Inc.	50,018	100%
Home Depot – North Canton, OH	1	Home Deport U.S.A, Inc.	111,806	100%
Big Lots – San Angelo, TX	1	PNS Stores, Inc.	35,584	100%
Spinx – Simpsonville, SC	1	The Spinx Company, Inc.	5,100	100%
Wallace Commons – Salisbury, NC	9	Various	92,940	100%
National Tire & Battery – Montgomery, IL	1	NTW, LLC	7,964	100%
Walgreens – Danville, VA	1	Walgreen Co.	14,820	100%
Fairview Village – Cary, NC	6	Various	49,101	90%
			639,830

(1)			The Dollar General portfolio consists of four single-tenant properties located in Alabama. The properties would be subject to individual lease agreements.
The table below provides leasing information for the major tenants at each potential property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot		Lease Term (3)
National Tire & Battery – Cedar Hills, TX	NTW, LLC	3/5 yr.	$179,748	$26.01	(4)	9/21/2006	-	9/30/2031
Dick’s – Oklahoma City, OK	Dick’s Sporting	4/5 yr.	877,250	14.50		10/31/2012	-	1/31/2018
	Goods, Inc.		907,500	15.00		2/1/2018	-	1/31/2023
Dollar General – Independence, MO	Dolgencorp, LLC	4/5 yr.	99,785	10.97	(5)	10/1/2012	-	9/30/2027
Dollar General – Lubbock, TX	Dolgencorp of Texas, Inc.	4/5 yr.	89,780	9.96	(5)	10/3/2012	-	10/31/2027
Dollar General – Rayne, LA	Dolgencorp, LLC	4/5 yr.	84,504	9.36	(5)	10/28/2012	-	10/31/2027
Dollar General – Conroe, TX	Dolgencorp of Texas, Inc.	4/5 yr.	91,248	10.12	(5)	9/19/2012	-	9/30/2027
Dollar General – Houston, TX	Dolgencorp of Texas, Inc.	4/5 yr.	116,856	12.96	(5)	10/16/2012	-	10/31/2027
Hickory Flat Commons – Canton, GA	The Kroger Co.	6/5 yr.	644,701	8.18		11/6/2008	-	11/30/2028
Dollar General – Huntsville, AL	Dolgencorp, LLC	5/5 yr.	92,789	10.28	(5)	11/19/2012	-	11/18/2028
Dollar General – Various	Dolgencorp, LLC	5/5 yr.	340,726	9.44	(5)	12/1/2012	-	11/30/2027

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot		Lease Term (3)
Dick’s – Oklahoma	Dick’s Sporting	4/5 yr.	$637,730	$12.75		10/31/2012	-	1/31/2023
(SW 3rd), OK	Goods, Inc.
Home Depot – North Canton, OH	Home Deport U.S.A,	4/5 yr.	955,942	8.55		12/20/2012	-	12/31/2019
	Inc.		1,027,638	9.19		1/1/2020	-	12/31/2027
Big Lots – San Angelo, TX	PNS Stores, Inc.	4/5 yr.	249,088	7.00		11/7/2012	-	1/31/2018
			273,997	7.70		2/1/2018	-	1/31/2023
Spinx – Simpsonville, SC	The Spinx Company, Inc.	6/5 yr.	170,000	33.33	(6)	1/1/2013	-	12/31/2032
Wallace Commons – Salisbury, NC	Kohl’s Department Stores, Inc.	8/5 yr.	497,632	7.25		10/1/2008	-	9/30/2028
National Tire & Battery – Montgomery, IL	NTW, LLC	3/5 yr.	197,124	24.75	(4)	12/6/2007	-	12/31/2032
Walgreens – Danville, VA	Walgreen Co.	10/5 yr.	377,000	25.44		10/1/2012	-	9/30/2037
Fairview Village – Cary, NC	Food Lion, LLC	6/5 yr.	460,216	12.11		12/9/2009	-	12/8/2034

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
(4)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 12% of the then-current annual base rent.
(5)	The annual base rent under the lease increases by 3% of the then-current annual base rent beginning in the 11th year of the lease term.
(6)	The annual base rent under the lease increases every year by 1.75% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our $250.0 million Credit Facility and Bridge Facility. We may use the properties as collateral in future financings.

CCPT4-SUP-04A